Exhibit 99.1

News Release

NORBORD PUBLISHES 2020 ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) REPORT

TORONTO, ON (December 17, 2020) – Norbord Inc. (TSX and NYSE: OSB) today announced the release of its 2020 Environmental, Social and Governance (ESG) report, covering its sustainability ambitions, approach and detailed performance data across a range of ESG topics. The report presents the highlights of the Company’s performance in 2019, as well as some key highlights during the first and second quarters of 2020.

“At Norbord, we are proud to be an efficient manufacturer of innovative, affordable and environmentally sustainable wood-based panels,” said Peter Wijnbergen, Norbord’s President & CEO. “We believe our products are an integral part of the climate solution. At its core, wood is a renewable resource and we have a long history of commitment to sustainable forest management. Wood products are critical in the global transition to a more sustainable economy – providing not only shelter and comfort, but sequestering carbon. In fact, we estimate approximately six million tonnes of carbon end up in long-term storage in our products every year, roughly equivalent to the annual emissions of 900,000 vehicles.”

“For Norbord, sustainability is all about how we continue to create economic growth while caring for society and the natural world,” he added. “It is part of our DNA and core to our business, going hand in hand with our commitment to operational excellence in manufacturing, as we focus on personal and process safety, continuous improvement, and building and maintaining world-class facilities.”

To this end, sustainability at Norbord is centred around three strategic orientations:

•	Building world-class facilities: Leading in safety, efficiency and high-quality, innovative and sustainable wood panel products.

•	Empowering people and culture: Cultivating an enriching and diverse work environment where people feel valued and supported to be successful both personally and professionally.

•	Being resource efficient and carbon net zero: Creating more value from fewer resources, minimizing carbon emissions and being part of the climate solution.

“While we have a long history of working on ESG topics, this is our first targeted report in over a decade, and it is intended to lay the foundations for future years,” added Mr. Wijnbergen. “We are excited to share it as it elevates many of the important things we already do and will continue to build upon going forward. Like our business, our sustainability story continues to evolve. We recognize that, while we have built deep roots in sustainability, there is room to grow. We believe we have the ability to capture new sources of value for the business and our stakeholders while also doing right by our people and the planet.”

Norbord has also continued to strengthen the governance of sustainability across its business by formalizing oversight for its sustainability strategy with its Environmental, Health & Safety and Sustainability Board committee. This is in addition to regular meetings at the executive level to identify and monitor ESG risks and opportunities and establishing an ESG multi-functional team to implement and execute the Company’s strategy.

The report is aligned with leading sustainability frameworks and international reporting standards, including the Global Reporting Initiative (GRI) Sustainability Standards, the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Norbord’s sustainability orientations and strategic ambitions are aligned with the specific targets of the United Nations Sustainable Development Goals (UN SDGs) where the Company believes it can have the greatest impact.

The ESG report can be found in the Investor Relations and Corporate Responsibility sections of Norbord’s website at www.norbord.com.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

investors@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

investors@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18)

availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q3 2020 Management’s Discussion and Analysis dated November 4, 2020.